Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 13, 2018

BY EDGAR AND COURIER

Ms. Sandra Hunter Berkheimer

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotel & Resorts N.V.
Registration Statement on Form S-3
Filed June 20, 2018
File No. 333-225756

Dear Ms. Hunter Berkheimer:

This letter is submitted on behalf of Playa Hotels & Resorts N.V. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 11, 2018 (the “Comment Letter”), to Bruce D. Wardinski, with respect to the Company’s Registration Statement on Form S-3 filed with Commission on June 20, 2018.

For your convenience, the Staff’s comment to which the Company is responding has been reproduced in bold italics herein, and immediately followed by the response of the Company.

Registration Statement on Form S-3 filed June 20, 2018

1.	We note that this resale registration statement has been filed pursuant to the terms of the Contribution Agreement with the Sagicor Parties. We also note from your June 4, 2018 Form 8-K that the Contribution Agreement and the Shareholder Agreement both include mandatory arbitration provisions. Please clarify whether these mandatory arbitration provisions apply to claims under the federal securities laws.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	July 13, 2018

Response to Comment No. 1

We respectfully advise the Staff that the Contribution Agreement does not include a mandatory arbitration provision. The hotel management agreement filed as Exhibit B to the Contribution Agreement, which relates to the management of one of the Company’s resorts, has a mandatory arbitration provision, but as the terms of the hotel management agreement do not, and any disputes related thereto would not, relate to the offer or sale of securities, the provision cannot reasonably be expected to apply to claims under the federal securities laws.

The Shareholder Agreement, which is governed by Dutch law, contains a mandatory arbitration provision that applies to disputes related to the Shareholder Agreement. The Shareholder Agreement provides the contributor under the Contribution Agreement, an affiliate of the Company holding approximately 15% of the Company’s shares, certain rights to nominate directors to the Company’s board of directors, subject to certain conditions. The Shareholder Agreement also requires the contributor to provide advance notice to the Company of certain transfers of the contributor’s shares of the Company, including those that could trigger change of control covenants under the Company’s financing arrangements, and to maintain confidentiality of information subject to specified conditions. The scope of the mandatory arbitration provision is limited to the scope of the Shareholder Agreement. Since the Shareholder Agreement does not relate to the offer or sale of securities by the Company to the contributor, including pursuant to the Contribution Agreement, or to any other person, the provision cannot reasonably be expected to apply to claims under the federal securities laws.

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The Company respectfully believes that the above response is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 637-5684.

Sincerely,

/s/ Michael E. McTiernan

Michael E. McTiernan

Enclosures

cc:    Ryan Hymel, Playa Hotels & Resorts N.V.

Bruce D. Wardinski, Playa Hotels & Resorts N.V.